SIDLEY AUSTIN llp 555 CALIFORNIA STREET SAN FRANCISCO, CA 94104 (415) 772 1200 (415) 772 7400 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

August 20, 2010

Via Electronic Submission
    and Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Amanda Ravitz

Re:	Wells Fargo Commercial Mortgage Securities, Inc.
Post-Effective Amendment No. 2 to
Registration Statement on Form S-3
(Registration No. 333-148628)

Dear Ms. Ravitz,

On behalf of Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”), we thank you for your letter of April 19, 2010.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.

The Registrant is filing its Post-Effective Amendment No. 3 to the registration statement simultaneously with the submission of this letter.  Paper copies of this letter and such amendment will be delivered to you under separate cover.  Such copies will include a version of Post-Effective Amendment No. 3 that is marked to show changes from Post-Effective Amendment No. 2 filed on April 1, 2010.

Set forth below are the Registrant’s responses to the comments appearing in your letter.  In each case, your comment is repeated and then followed by the Registrant’s response.  The Registrant has attempted to respond fully to your comments.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2010

Prospectus Supplement

Wells Fargo’s Underwriting Standards (Page S-69 of Prior Filing and Pages S-84 and S-85 of Amended Filing)

COMMENT:

1. We note your response to prior comment 3 and reissue.  We further note the disclosure on page S-69 which states that there is no assurance that the underwriting of the related loans will conform with the disclosed general underwriting guidelines.  As there are general underwriting guidelines that the underwriter/originator refers to in the underwriting process, exceptions to these guidelines appear ascertainable.  Please provide us an analysis explaining why the number of exceptions may not be ascertainable for a related shelf takedown and why the disclosure of exception loans is not material to an investment decision.

RESPONSE:

The form of prospectus supplement has been revised to add narrative disclosure with respect to loans originated with exceptions to the originators’ underwriting guidelines and the compensating factors that resulted in the determination to originate the loans and include them in the pool.  These changes appear in a new subsection titled “Description of the Mortgage Pool—Exceptions to Underwriting Guidelines.”

Changes in Mortgage Pool Characteristics (Page S-80 of Prior Filing and Page S-93 of Amended Filing)

COMMENT:

2. While we note your response to prior comment 4, we reissue.  Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K, or at such other date as the Commission by rule, regulation or Staff interpretation may permit.  Also revise the disclosure accordingly.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K, Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2010

RESPONSE:

The form of prospectus supplement has been revised in accordance with the comment.  The Registrant has directed us to confirm on its behalf that finalized agreements will be filed in accordance with the comment.

* * * * *

Please feel free to contact me at any time if the Registrant or I can provide additional information, or to discuss the Registration Statement further.  You may reach me at (415) 772-1247.

Sincerely,

/s/ Mark M. Rogers

Mark M. Rogers, Esq. *
Sidley Austin llp

cc:	Ms. Lauren Nyugen
Securities and Exchange Commission

Jeff D. Blake, Esq.
Wells Fargo Commercial Mortgage Securities, Inc.

Stuart N. Goldstein, Esq.
Cadwalader, Wickersham & Taft llp

* Admitted in New York only.